[WFP LOGO]

WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Announces Cash Proceeds of $15 million on Saw Log Agreement Termination

September 26, 2005 – Duncan, British Columbia. Western Forest Products today announces that it has reached an agreement with TimberWest Forest Corp to end a saw-log supply arrangement. TimberWest is paying Western $15 million (Canadian) to terminate the agreement under which TimberWest provided up to 330,000 cubic meters of saw logs annually from its private lands at Vancouver Log Market prices. The agreement had been in place since 1997.

“This agreement made very good sense for Western when the Crown land wood supply was fully allocated,” says President and Chief Executive Officer Reynold Hert. “Now that the Bill 28 take-back has created a larger open market wood supply we should have the flexibility to buy additional specific log types from this new supply.”

“This move is the latest step in Western’s review of our business and it advances our commitment to achieve maximum value from all elements of our operation,” says Hert.”

The $15 million will be added to the cash currently in the Working Capital Reserve account. In addition to cash on hand and the availability under its line of credit, this cash forms part of the Company’s overall liquidity and may be used to fund the Company’s operational requirements including capital improvement projects.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 25 to 30 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form and under the “Risk Factors” section of Western’s Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

For further information contact: Reynold Hert 250 715 2207 Paul Ireland 250 715 2209